SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015 (Report No.1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.
(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize Twice Named a Silver Winner for its Anti-Money Laundering ‘Culture of Compliance’ Campaign in Southeast Asia’s 2015 PR Awards, Dated April 2, 2015

99.2	NICE Once Again Leads the WFM Market according to Analyst Firm DMG Consulting,Dated April 6, 2015

99.3	NICE Actimize to Support Singapore’s DBS Bank Financial Crime StrategyWith Upgraded Anti-Money Laundering and Enterprise Case Management Solutions, Dated April 7, 2015

99.4	NICE Takes Home Temkin Award for Customer Experience Vendor Excellence, Dated April 7, 2015

99.5	Infomedia Deploying NICE Engage Platform for Unrivaled Scalability and Low TCO, Dated April 8, 2015

99.6	Ready to Boost Employee Engagement? Join NICE’s Upcoming Webinar Series and Learn How to Leverage your Employee Program to Create Perfect Customer Experiences, Dated April 8, 2015

99.7	NICE to Showcase New NiceVision Release, Suspect Search, and Situation Management atISC West 2015, Dated April 13, 2015

99.8	NICE Suspect Search adds SSI MVP, SIA NPS, and Casino Journal Top 20 to its Growing List of Industry Accolades, Dated April 16, 2015

99.9	NICE Actimize Card Fraud Solutions Highlighted in Analyst Firm’s2015 “Managing Card Fraud in a Complex Payments Environment” Update Report, Dated April 21, 2015

99.10	NICE Actimize Named First Place in “Best Anti-Money Laundering /Anti-Fraud Solution” Category in FTF News 2015 Technology Innovation Awards, Dated April 22, 2015

99.11	Thomas Cook Deploys Cloud-Based NICE Workforce Management Solution to Centralize Forecasting and Scheduling for Better Customer Experience, Dated April 27, 2015

99.12	NICE Customer Excellence Winners Recognized for Creating Perfect Experiences and Driving Business Impact, Dated April 29, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	General Counsel
Dated:	May 5, 2015

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize Twice Named a Silver Winner for its Anti-Money Laundering ‘Culture of Compliance’ Campaign in Southeast Asia’s 2015 PR Awards, Dated April 2, 2015

99.2	NICE Once Again Leads the WFM Market according to Analyst Firm DMG Consulting,Dated April 6, 2015

99.3	NICE Actimize to Support Singapore’s DBS Bank Financial Crime StrategyWith Upgraded Anti-Money Laundering and Enterprise Case Management Solutions, Dated April 7, 2015

99.4	NICE Takes Home Temkin Award for Customer Experience Vendor Excellence, Dated April 7, 2015

99.5	Infomedia Deploying NICE Engage Platform for Unrivaled Scalability and Low TCO, Dated April 8, 2015

99.6	Ready to Boost Employee Engagement? Join NICE’s Upcoming Webinar Series and Learn How to Leverage your Employee Program to Create Perfect Customer Experiences, Dated April 8, 2015

99.7	NICE to Showcase New NiceVision Release, Suspect Search, and Situation Management atISC West 2015, Dated April 13, 2015

99.8	NICE Suspect Search adds SSI MVP, SIA NPS, and Casino Journal Top 20 to its Growing List of Industry Accolades, Dated April 16, 2015

99.9	NICE Actimize Card Fraud Solutions Highlighted in Analyst Firm’s2015 “Managing Card Fraud in a Complex Payments Environment” Update Report, Dated April 21, 2015

99.10	NICE Actimize Named First Place in “Best Anti-Money Laundering /Anti-Fraud Solution” Category in FTF News 2015 Technology Innovation Awards, Dated April 22, 2015

99.11	Thomas Cook Deploys Cloud-Based NICE Workforce Management Solution to Centralize Forecasting and Scheduling for Better Customer Experience, Dated April 27, 2015

99.12	NICE Customer Excellence Winners Recognized for Creating Perfect Experiences and Driving Business Impact, Dated April 29, 2015